CONSECO VARIABLE INSURANCE COMPANY
 Administrative Office: 11815 N. Pennsylvania Street, Carmel, Indiana 46032-4572
                            Telephone: (317) 817-3700
                        (hereinafter called the Company)

                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

The Owner of this policy having so requested, it is hereby agreed that as of the Contract Issue Date, the Contract shall be modified in the following particulars to qualify as an Individual Retirement Annuity under Section 408(b) of the Internal Revenue Code of 1986, as amended (hereinafter called the "Code"). In the case of a conflict with any provision in the Contract, the terms of this Endorsement will control.

1. Ownership: The Owner and the Annuitant shall be the same individual and there shall be no Joint Owner. The Owner shall hereinafter be referred to as the Annuitant.

2. Exclusive Benefit: This Contract is established for the exclusive benefit of the Annuitant and the Beneficiaries of the Annuitant.

3. Required Distributions: Distributions under an Annuity Option in the Contract must commence to be distributed no later than the first day of April following the calendar year in which the Annuitant attains age 701/2 (required beginning date), over

a) the life of the Annuitant, or the lives of the Annuitant and his or her designated Beneficiary, or

b) a period certain not extending beyond the life expectancy of the Annuitant or the joint and last survivor expectancy of the Annuitant and his or her designated Beneficiary. Payments must be made in periodic payments at intervals of no longer than one year.

In addition, distributions must be either non-increasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

All distributions made hereunder shall be made in accordance with the requirements of Code Section 401(a)(9), including the incidental death benefit requirements of Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations. If Annuity Option 5 is elected and the Joint Annuitant is not the Annuitant's spouse, then the annuity payment to the survivor may not exceed the percentage allowed under Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancy for distributions under an Annuity Option may not be recalculated.

The Annuitant may satisfy the minimum distribution requirements of the Code by receiving a distribution from one Individual Retirement Arrangement that is equal to the amount required to satisfy the minimum distribution requirements for two or more Individual Retirement Arrangements. For this purpose, the owner of two or more Individual Retirement Arrangements may use the alternative method described in Notice 88-38, 1988-1 C.B. 524 to satisfy the minimum distribution requirements described above.

4. Distribution Upon Death of Annuitant:  Upon the death of the Annuitant:

   a) if the Annuitant dies after distribution of benefits has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Annuitant's death;

   b) if the Annuitant dies before distribution of benefits commences, the entire amount payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Annuitant's death except to the extent that an election is made to receive distributions in accordance with (1) or (2) below:

1) if any portion of the policy proceeds is payable to a designated Beneficiary,certain not extending beyond the life expectancy of, the designated Beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Annuitant died;

2) if the designated Beneficiary is the Annuitant's surviving spouse, and benefits are to be distributed in accordance with (1) above, distributions must begin on or before the later of (a) December 31 of the calendar year immediately following the calendar year in which the Annuitant died or (b) December 31 of the calendar year in which the Annuitant would have attained age 701/2. If the designated Beneficiary is the Annuitant's surviving spouse, the spouse may treat the Contract as his or her own Individual Retirement Annuity. This election will be deemed to have been made if such surviving spouse makes a regular Individual Retirement Annuity contribution to the Contract, makes a rollover to or from such Contract, or fails to elect any of the above provisions. If the surviving spouse beneficiary dies before distributions begin, subsequent distributions shall be made as if the spouse had been the Annuitant. However, the provisions of this Section 4(b)(2) are not available to the surviving spouse of the deceased annuitant's surviving spouse.

Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Annuitant's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated. Life expectancy for distributions under an Annuity Option in the Contract may not be recalculated.

Distributions under this section are considered to have begun if distributions are made on account of the Annuitant reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence over a period permitted and in an annuity form acceptable under Section 1.401(a)(9)-2 of the Income Tax Regulations.

5. Non-transferable: The Contract may not be sold, assigned, discounted, pledged as collateral for a loan or as security for the performance of any obligation or for any other purpose, or otherwise transferred (other than a transfer incident to a divorce or separation instrument in accordance with
     Section 408(d)(6) of the Code) to any person other than to the Company.

6. Non-forfeitable: The entire interest of the Annuitant under this Contract shall be non-forfeitable.

7. Purchase Payments: Purchase payments shall be flexible and not fixed. Except in the case of a rollover contribution (as permitted by Code Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), or 408(d)(3),
     or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in Code Section 408(k), contributions shall not exceed $2,000 for any taxable year. All contributions must be in cash. No contributions will be accepted under a SIMPLE IRA Plan established by any employer pursuant to section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA Plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA Plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE IRA Plan.

8. Annual Reports: The Company will provide the Annuitant with annual calendar year reports concerning the status of the Contract by the date mandated by the Code.

9. Amendments to Maintain Compliance with Internal Revenue Code: The Company reserves the right to amend this Endorsement to comply with the Code.

                                                    Secretary